

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 6010

April 8, 2008

Mr. Gary C. Schaefer
Chief Financial Officer
Nanometrics Incorporated
1550 Buckeye Drive
Milpitas, California 95035

> RE: **Nanometrics Incorporated**
> **Form 10-K for the fiscal year ended December 30, 2006**
> **Filed March 15, 2007**
> **File No. 0-13470**

Dear Mr. Schaefer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela J. Crane
Accounting Branch Chief